COMPANY ACT MEMORANDUM	APPROVED JUN 20 2002 /s/ John S. Powell JOHN S. POWELL REGISTRAR OF COMPANIES PROVINCE OF BRITISH COLUMBIA

OF

QUEST INVESTMENT CORPORATION

1.

The name of the company is Quest Investment Corporation.

2.

The authorized capital of the company is (100,000,000) First Preferred Shares, ONE HUNDRED MILLION (100,000,000) Second Preferred Shares, ONE HUNDRED MILLION (100,000,000) Class “A” Subordinate Voting Shares and ONE HUNDRED MILLION (100,000,000) Class “B” Multiple Voting Shares, in each case without par value.  The special rights and restrictions attached to the First Preferred Shares, Second Preferred Shares, Class “A” Subordinate Voting Shares and Class “B” Multiple Voting Shares are as set out in the Articles of the Company.